Exhibit 99.2

Baja Mining Corp.

Consolidated Financial Statements
December 31, 2010 and 2009
(expressed in thousands of Canadian dollars)

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Baja Mining Corp. (“Baja”) are the responsibility of management. The consolidated financial statements have been prepared within reasonable limits of materiality and in accordance with Canadian generally accepted accounting principles. Since a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements necessarily involves the use of estimates and approximations. These have been made using careful judgment and with all information available up to March 31, 2011.

To meet its responsibility for reliable and accurate financial statements, management has established systems of internal control which are designed to provide reasonable assurance that financial information is relevant, reliable and accurate, and that assets are safeguarded and transactions are executed in accordance with management’s authorization.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2010. In making its assessment, management has used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in its “Internal Control–Integrated Framework”. Based on our assessment, utilizing those criteria, management concluded that the Company’s internal control over financial reporting was effective as at that date.

The consolidated financial statements and internal controls over financial reporting have been audited by PricewaterhouseCoopers LLP on behalf of the shareholders. Their responsibility is to express a professional opinion on the fair presentation of the consolidated financial statements in accordance with Canadian generally accepted accounting principles and to express an opinion on the effectiveness of internal controls over financial reporting. The Independent Auditors’ Report outlines the scope of their examination and sets forth their opinion.

The Audit Committee of the Board of Directors, composed of three independent directors, meets periodically and has reviewed these statements with management and the Auditors and has recommended their approval to the Board of Directors. The Board of Directors has approved the consolidated financial statements of Baja.

/s/ John Greenslade	/s/ Rowland Wallenius

John Greenslade	Rowland Wallenius
President and Chief Executive Officer	Chief Financial Officer

Vancouver, B.C.
March 31, 2011

Independent Auditor’s Report

To the Shareholders of Baja Mining Corp.

We have completed integrated audits of Baja Mining Corp.’s 2010 and 2009 consolidated financial statements and its internal control over financial reporting as at December 31, 2010. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Baja Mining Corp. which comprise the consolidated balance sheets as at December 31, 2010 and 2009 and consolidated statements of operations and comprehensive loss, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows, for the years then ended, and the related notes including a summary of significant accounting policies.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Baja Mining Corp. as at December 31, 2010 and December 31, 2009 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Report on internal control over financial reporting

We have also audited Baja Mining Corp.’s internal control over financial reporting as at December 31, 2010, based on criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, as included in Management’s Responsibility for Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Baja Mining Corp. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2010 based on criteria established in Internal Control - Integrated Framework issued by COSO.

/s/ PricewaterhouseCoopers

Chartered Accountants
Vancouver, British Columbia

March 31, 2011

Baja Mining Corp.
Consolidated Balance Sheets
As at December 31, 2010 and 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

	2010	2009

Assets

Current assets

Cash and cash equivalents	48,144	6,255
Short term deposits	-	16,349
Other receivables	3,338	904
Deposits and prepaid expenses	782	90
	52,264	23,598
Restricted cash (note 3)	102,786	-
Other receivables	480	-
Deferred financing costs (note 4)	32,482	6,602
Mineral properties (note 5)	203,222	149,045
Property, plant and equipment (note 6)	7,078	1,687

	398,312	180,932
Liabilities

Current liabilities

Accounts payable and accrued liabilities	14,888	3,846
Current portion of environmental liabilities (note 7)	328	352
Income taxes payable (note 13)	-	850
	15,216	5,048

Environmental liabilities (note 7)	462	472
Subordinated long-term debt (note 9)	79,073	46,202
Derivative liabilities (note 10)	72,337	-

	167,088	51,722
Shareholders’ Equity

Share capital (note 11(b))	297,876	109,979
Share purchase warrants (note 11(c))	20,068	16,077
Contributed surplus (note 11(f))	82,772	91,924
Deficit	(169,492)	(88,770)

	231,224	129,210

	398,312	180,932
Senior long-term debt facilities (note 8)
Commitments and contingencies (note 15)
Subsequent events (note 20)

On behalf of the Board

/s/ Robert Mouat	Director	/s/ C. Thomas Ogryzlo	Director

See accompanying notes to the consolidated financial statements.

Baja Mining Corp.
Consolidated Statements of Operations and Comprehensive Loss
For the years ended December 31, 2010 and 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

	2010	2009

Expenses

Amortization and accretion	918	792
General and administration	1,743	922
Management and directors fees (note 12)	1,180	294
Professional and consulting fees	1,759	828
Research	651	238
Shareholders information	993	509
Stock-based compensation expense (note 11(e))	948	1,583
Wages and subcontracting	3,846	2,204

Loss before other items	(12,038)	(7,370)

Loss on disposal of property, plant & equipment	-	(1,454)
Finance and development costs expensed	-	(1,033)
Foreign exchange gain	2,253	1,412
Net interest income and other	400	139
Change in estimate – refundable deposit liability (note 9(c))	1,165	-
Fair value adjustment related to derivative instruments (note 10)	(72,337)	-

Loss before income tax	(80,557)	(8,306)
Income tax (note 13)	(165)	386
Loss and comprehensive loss for the year	(80,722)	(7,920)

Basic and diluted loss per share for the year	(0.48)	(0.06)

Weighted average number of shares outstanding – basic and diluted	169,750,830	143,196,227

See accompanying notes to the consolidated financial statements.

Baja Mining Corp.
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2010 and 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

	2010	2009

Share capital
Balance – beginning of period	109,979	109,611
Shares issued in bought deal financings	201,558	-
Share issuance costs	(11,038)	-
Shares issued on exercise of stock options	583	116
Fair value of Louis Dreyfus put option (note 11(b)(iii))	(3,726)	-
Fair value of stock options exercised	520	252

Balance – end of period	297,876	109,979

Share purchase warrants
Balance – beginning of period	16,077	16,077
Broker warrants issued	297	-
Warrants issued for equity cost overrun facility (note 11(b)(iii))	3,726	-
Warrants expired during the period	(32)	-

Balance – end of period	20,068	16,077

Contributed Surplus
Balance – beginning of period	91,924	89,349
Fair value of stock options granted	1,452	2,827
Fair value of stock options exercised	(520)	(252)
Fair value of warrants expired	32	-
Modification of loans from non-controlling interest	(10,116)	-

Balance – end of period	82,772	91,924

Deficit
Balance – beginning of period	(88,770)	(80,850)
Loss and comprehensive loss for the period	(80,722)	(7,920)

Balance – end of period	(169,492)	(88,770)

Total Shareholders’ Equity	231,224	129,210

See accompanying notes to the consolidated financial statements.

Baja Mining Corp.
Consolidated Statements of Cash Flows
For the years ended December 31, 2010 and 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

	2010	2009

Cash flows from operating activities
Loss for the year	(80,722)	(7,920)
Items not affecting cash
Amortization and accretion	918	792
Stock-based compensation expense	948	1,583
Unrealized foreign exchange	(730)	(7,954)
Finance and development costs expensed	-	1,033
Loss on disposal of property, plant & equipment	-	1,454
Income tax recovery	165	(386)
Change in estimate – refundable deposit liability	(1,165)	-
Fair value adjustment related to derivative instruments	72,337	-

	(8,249)	(11,398)
Income tax paid	(850)	-
Special warrants liability payment	(354)	(406)
Reclamation funding undertaken in the period	-	(517)
Net changes in working capital balances:
Other receivables	(2,434)	2,433
Deposits and prepaids	(692)	199
Accounts payable and accrued liabilities	1,541	(329)
	(11,038)	(10,018)

Cash flows from investing activities
Redemption of (investment in) short term deposits	16,349	(15,349)
Expenditure on mineral properties	(44,911)	(32,038)
Acquisition of property, plant and equipment	(4,717)	(242)
Disposal of property, plant & equipment	-	1,898
Increase in restricted cash	(105,300)	-
Other long-term receivables	(480)	-
	(139,059)	(45,731)

Cash flows from financing activities
Net proceeds from issuance of common shares	191,400	116
Expenditure on deferred financing costs	(24,052)	(356)
Loans from non-controlling interest (note 9(d))	24,638	3,009
	191,986	2,769

Increase (decrease) in cash and cash equivalents	41,889	(52,980)
Cash and cash equivalents - Beginning of year	6,255	59,235

Cash and cash equivalents - End of year	48,144	6,255

Supplemental cash flow information (note 16)

See accompanying notes to the consolidated financial statements.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

1	Nature of operations and significant events

Baja Mining Corp. (“the Company”) was incorporated on July 15, 1985 under the Company Act of British Columbia. The Company’s primary focus is the development of the El Boleo copper-cobalt-zinc-manganese deposit (the “Boleo Project”) located near Santa Rosalia, Baja California Sur, Mexico. The Company is a reporting issuer in British Columbia and trades on the Toronto Stock Exchange, OTCQX International and the Frankfurt Stock Exchange.

The Company’s common shares have been registered in the United States through the filing of a Form 20-F Registration Statement with the United States Securities and Exchange Commission (“SEC”), effective 2007.

On May 29, 2007, the Company received the results of the Definitive Feasibility Study (“DFS”), prepared by Bateman Engineering Inc. (“Bateman”) on the economic and technical viability of the Boleo Project and, due to the positive results of the DFS, the Project has moved from the exploration stage to the development stage.

On June 30, 2008 the Company entered into an agreement with a Korean Consortium, whereby a 30% interest in Minera y Metalurgica del Boleo, S.A. de C.V. (“MMB”) was transferred to a Korean Consortium. In exchange the Company obtained cash proceeds of $91,538 and other contingent consideration, thus securing a portion of the funding required for the Boleo Project capital costs (notes 8 and 9).

In April 2009 the Company appointed a leading engineering firm on the revised scope of work tender for an Engineering, Procurement and Construction Management (“EPCM”) contract basis for the Boleo Project. The first phase of their scope included a revised capital cost estimate (open book) and a revised project construction schedule, the results of which were announced by the Company on January 15, 2010.

On August 13, 2010 the Company completed a bought deal equity offering of 21,875,000 common shares for gross proceeds of $17,500 (note 11 (b)(ii)).

On September 28, 2010, MMB finalized and signed project financing facilities to the amount of US$858,000. This includes senior long-term debt facilities and subordinated debt to the amount of US$823,000 with a group of export credit agencies that include the Export-Import Bank of the United States (“US Exim”), Export Development Canada (“EDC”), the Korean Development Bank (“KDB”) and a group of commercial banks (note 8). In addition, the Company finalized a US$35,000 equity cost overrun support facility in connection with an off-take arrangement with Louis Dreyfus Commodities Metals Suisse S.A. (“Louis Dreyfus”) (notes 8 and 11(b)(iii)).

On November 23, 2010, the Company completed a cross-border bought deal equity financing for gross proceeds of $184,058 (note 11(b)(iv)). The net proceeds from the offering, combined with the senior and subordinated debt facilities, provide all the estimated funding requirement to complete the engineering, construction and commissioning of the Boleo Project and allowed full release of the EPCM Contractor.

During 2010, the Company and its subsidiaries underwent an internal restructuring in order to align its legal, finance and tax structure with its business objectives. Pursuant to this restructuring, two Luxembourg private limited liability companies, Baja International S.à r.l. (“Baja International”) and Boleo International S.à r.l. (“Boleo International”), were incorporated and now hold the Company's ownership interest in MMB.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

1	Nature of operations and significant events (continued)

Also as a result of the restructuring, Mintec Processing Ltd. was amalgamated with the Company and Invebaja S.A. de C.V., a wholly owned Mexican subsidiary of the Company, was merged into MMB.

These consolidated financial statements are presented in thousands of Canadian dollars, unless stated otherwise, and have been prepared in accordance with Canadian generally accepted accounting principles. As described in note 19, accounting principles accepted in Canada differ in certain respects from the accounting principles generally accepted in the United States.

2	Summary of significant accounting policies

a)	Principles of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Baja holds 100% of Baja International which in turn holds 100% of Boleo International. Boleo International holds a 70% interest in MMB, which holds the mineral property rights to the Boleo Project. MMB holds a 70% interest in both Desarrollos y Servicios Costeros, SA de CV (“Costeros”) and Servicios y Desarrollos Meseta Central, SA de CV (“Meseta”). All significant inter-company transactions and balances have been eliminated.

b)	Use of estimates

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates. Significant estimates include the recoverable amount of mineral properties and related deferred costs, amortization rates, fair value of refundable deposit liability, fair value of special warrant liability, asset retirement obligations, fair value of loans from non-controlling interest, fair value of warrants issued on private placements, fair value of derivative liabilities, fair value of instruments included in the Louis Dreyfus equity cost overrun facility, stock based compensation, income taxes and future income taxes.

c)	Deferred financing costs

Deferred financing costs are recognized in connection with proposed corporate transactions which are specifically identified in that the form of debt or equity issuances is known and completion of the transaction is probable. As the corporate transactions are recognized, the deferred financing costs would be allocated to the carrying value of the debt or equity recognized. Deferred financing costs include only those costs which are incremental and directly attributable to the proposed corporate transaction and any overhead costs are expensed as incurred. In the event that the transaction is abandoned, previously capitalized deferred financing costs are expensed through the statement of operations.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

2	Summary of significant accounting policies (continued)

d)	Mineral properties

The Company is in the process of developing its mineral properties and has capitalized the acquisition costs for its property rights and mining concessions. The Company has adopted the policy of expensing mineral exploration costs incurred prior to the completion of an economic feasibility study and defers directly related costs once the economic feasibility study is complete. On May 29, 2007 the DFS was completed for the Boleo Project. When the Company incurs debt directly related to the construction of a qualifying asset, the related financing costs are capitalized during the construction period of the particular asset.

Capitalized costs for a producing project are amortized on a unit-of-production method based on the estimated life of ore reserves, while capitalized costs for prospects abandoned or impaired are written off.

Ownership of mineral properties involves certain inherent risks due to the difficulties of determining and obtaining clear title to claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristics of many mineral properties. The Company has investigated ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

e)	Impairment of long-lived assets

Management reviews and evaluates the carrying value of its long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. If the total estimated future operating cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value, which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered by considering alternative methods of determining fair value.

f)	Property, plant and equipment and amortization

Property, plant and equipment are recorded at cost and amortization begins when the asset is substantially put into service. Amortization of assets is calculated using the straight-line method over the following estimated useful life:

Office equipment and furniture	five years
Leasehold improvements	ten years
Computer equipment	three years
Vehicles	five years
Software	two years
Buildings	twenty years
Mining machinery and equipment	five years
Transportation equipment	four years

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

2	Summary of significant accounting policies (continued)

g)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, term deposits and short term highly liquid investments with the original term to maturity of three months or less, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of changes in value.

h)	Short-term deposits

Short term deposits include term deposits and short term highly liquid investments with the original term to maturity of greater than three months but less than one year.

i)	Financial instruments

The Company classifies financial instruments as either held-to-maturity, available-for-sale, held for trading, loans and receivables or other financial liabilities. At the respective balance sheet dates, the Company’s financial instruments consisted of cash and cash equivalents, short-term deposits, other receivables, deposits, restricted cash, accounts payable and accrued liabilities, the special warrant liability included in environmental liabilities, refundable deposit liability, loans from non-controlling interest and derivative liabilities.

Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with the unrealized gains and losses recognized in other comprehensive income. Instruments classified as held for trading are measured at fair value with the unrealized gains and losses recognized in the statement of operations.

The following is a summary of the categories the Company has elected to apply to each of its significant financial instruments:

Financial instrument	Category

Cash and cash equivalents	Held for trading
Short-term deposits	Held for trading
Restricted cash	Loans and receivables
Other receivables	Loans and receivables
Deposits	Loans and receivables
Accounts payable and accrued liabilities	Other financial liabilities
Special warrant liability	Other financial liabilities
Refundable deposit liability	Other financial liabilities
Loans from non-controlling interest	Other financial liabilities
Derivative liability	Held for trading

The carrying values of other receivables, deposits, accounts payable and accrued liabilities approximates their fair values due to the short-term nature of these balances.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

2	Summary of significant accounting policies (continued)

i)	Financial instruments (continued)

The Company may, from time to time, use derivative instruments to manage its exposure to commodity prices and foreign exchange movements. Derivative instruments, including embedded derivatives, are recorded at fair value. The Company does not apply hedge accounting and consequently all changes in the fair value of derivatives are recognized in the Statement of Operations. Derivatives embedded in non-derivative contracts are recognized separately unless closely related to the host contract.

j)	Asset retirement obligations

The Company recognizes a liability for legal obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs are recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset.

The liability is accreted to the full value over time, applying the interest rate that was used in the initial measurement of the fair value and the corresponding asset is amortized over its expected life. The amount of the liability is subject to re-estimation at each reporting period. The estimates are based principally on legal and regulatory requirements. It is possible that the Company’s estimate of its ultimate reclamation liabilities could change as a result of changes in contractual requirements, laws or regulations, the extent of environmental remediation required or completed, the means of reclamation or changes in cost estimates. Changes in estimates are accounted for prospectively commencing in the period the estimate is revised.

k)	Foreign currency translation

The Company’s functional currency is the Canadian dollar. Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into Canadian dollars using the temporal method. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the balance sheet. Non-monetary assets, liabilities and other items are translated at historical rates. Revenue and expenses are translated at average rates of exchange prevailing during the year. Exchange gains or losses arising from these translations are included in income (loss) for the year.

References to thousand United States dollars are denoted as “US$”.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

2	Summary of significant accounting policies (continued)

l)	Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. These future income tax assets and liabilities are measured using the substantively enacted income tax rates that will be in effect when the temporary differences are expected to reverse. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

m)	Stock options and warrants

The Company accounts for stock options and warrants at the fair value determined at the measurement date. Compensation expense for options granted is determined based on the estimated fair value of the options at the measurement date using the Black-Scholes option pricing model. The compensation expense for options vesting immediately is recognized in the period of the grant. Compensation expense for options which vest over time is recognised on a graded vesting basis over the vesting periods. The compensation expense is either expensed to administration or recorded in exploration or development costs when grants are to individuals working directly on mineral projects. Consideration paid by the option holder, at the time options are exercised, is recorded as an increase to share capital. Warrant grants are recorded at the estimated fair value using the Black-Scholes option pricing model.

n)	Basic and diluted earnings (loss) per share

Basic earnings (loss) per share are computed by dividing the earnings (loss) for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share are calculated using the treasury stock method. Since the Company has losses, the exercise of outstanding stock options and warrants has not been included in this calculation as it would be anti-dilutive.

o)	Comparative figures

Certain of the comparative figures have been reclassified to conform to the presentation of the current year.

p)	New accounting pronouncements not yet effective

In February 2008 the Canadian Accounting Standards Board (“AcSB”) announced that January 1, 2011 is the changeover date for publicly-listed companies to commence reporting under the International Financial Reporting Standards (“IFRS”). Accordingly, the Company will commence reporting on this basis from January 1, 2011, restating comparative information as at January 1, 2010 and for all quarters ended during 2010.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

3	Restricted cash

At December 31, 2010, restricted cash consisted of the following:

Baja equity account (note 3(a)(i))	98,468
Reclamation fund (note 3(a)(ii))	3,481
Amounts restricted through operating credit facilities (note 3(b))	837

102,786

a)	As required under the Senior debt arrangement signed on September 28, 2010, the Company set up certain trust accounts for project funding:

i)	Following the cross-border bought deal equity financing completed on November 23, 2010 (note 11(b)(iv)), the Company deposited US$99,003 into the Baja equity account. Funds from this account may be drawn on a monthly basis and applied only for use in the Boleo Project.
ii)	The Company deposited US$3,500 into a Reclamation and Closing Account. The funds from this account are to be used solely for the payment of approved closure and reclamation costs of the Boleo Project.

b)	The Company has provided a letter of credit (“LC”) related to a tenant improvement allowance in the amount of $757. The LC obligation will reduce evenly over the 10 year lease beginning after the second year of the lease. In addition, the Company obtained certain operating credit facilities for which it provided $80 in security deposits.

4	Deferred financing costs

The financing costs capitalized on the Boleo Project are as follows:
	2010	2009

Opening balance	6,602	6,858

Additions at cost	26,408	356
Transfer to share issuance costs (note 11 (b))	(528)	-
Finance costs expensed	-	(612)

Closing balance	32,482	6,602

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

5	Mineral properties

The acquisition and deferred costs capitalized on the Boleo Project are as follows:

	2010	2009

Land	1,761	735
Mining concessions	640	281
Deferred development costs:
Stock based compensation	2,674	2,170
Accretion of special warrant liability	319	277
Accretion of loans from non-controlling interest	632	435
Amortization	1,011	611
Asset retirement obligation capitalized	903	619
Engineering	54,434	32,821
Site work	39,694	36,713
Construction in progress – Acid plant	15,635	14,902
Construction in progress – Equipment	40,344	35,956
Construction in progress – Other	15,831	9,012
Salary, consulting, financing and other costs	29,344	14,513

Total at cost	203,222	149,045

6	Property, plant and equipment

			2010

		Accumulated
	Cost	amortization	Net

Computer equipment and software	1,713	(651)	1,062
Leasehold improvements	2,099	(122)	1,977
Machinery and equipment	812	(439)	373
Office equipment and furniture	1,047	(129)	918
Transportation equipment	1,423	(578)	845
Buildings	2,033	(130)	1,903

	9,127	(2,049)	7,078

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

6	Property, plant and equipment (continued)

			2009

		Accumulated
	Cost	amortization	Net

Computer equipment and software	614	(551)	63
Leasehold improvements	149	(115)	34
Machinery and equipment	636	(326)	310
Office equipment and furniture	226	(142)	84
Transportation equipment	963	(338)	625
Buildings	659	(88)	571

	3,247	(1,560)	1,687

7	Environmental liabilities

	2010	2009

Special warrants liability (note 7(a))	328	653
Asset retirement obligation (note 7(b))	462	171
	790	824
Less – current portion	(328)	(352)

Long-term balance	462	472

a)	Special warrants liability

On January 9, 2007, the Company reached an agreement with the Commission of Natural Protected Areas (CONANP), Bank Monex, and Ecobanca, a Mexican non-profit organization, to establish a trust fund to support environmental conservation measures within the El Vizcaino Biosphere. The Company’s Boleo Project property is located within the “Buffer Zone” of this Biosphere. The Company paid US$100 on January 31, 2007, and issued three Special Warrants on January 9, 2007, for an aggregate of 180,000 common shares of the Company. The remaining Special Warrant will mature on February 2011. Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 common shares of the Company.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

7	Environmental liabilities (continued)

a)	Special warrants liability (continued)

In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of US$5.555 per underlying common share at any time within 30 days of the Maturity Date of each such Special Warrant.

The fair value of the special warrants granted on January 9, 2007 was estimated at $48, using the Black-Scholes pricing model. The weighted average assumptions applied included a risk free interest rate of 4.19%, a dividend yield of nil%, an expected volatility of 91% and an expected life of the warrants of three years.

The total repurchase liability of US$1,000 has been recorded. The liability has been discounted using an interest rate of 15%.

On February 1, 2011, the Company made the final of three payments of US$333 under the above agreement.

	Amount	Discounted	Discounted
	US$	US$	Cdn$

Balance – December 31, 2008	1,000	877	1,074

Accretion of discounted liability for the period	-	80	91
Unrealized foreign exchange gain for the period	-	-	(106)
Less – Repayment	(333)	(333)	(406)

Balance – December 31, 2009	667	624	653

Accretion of discounted liability for the period	-	40	42
Unrealized foreign exchange gain for the period	-	-	(13)
Less – Repayment	(333)	(333)	(354)

Balance – December 31, 2010	334	331	328
Less – current portion	(334)	(331)	(328)

Long term balance – December 31, 2010	-	-	-

The accretion charges recognized during the year has been capitalized to mineral properties as it is considered to form part of the acquisition costs of the project.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

7	Environmental liabilities (continued)

b)	Asset retirement obligation

Balance – December 31, 2008	834

Accretion of discounted liability for the period	67
Reclamation funding activities undertaken during the period	(517)
Change in estimated cash flows	(213)

Balance – December 31, 2009	171

Accretion of discounted liability for the period	7
Change in estimated cash flows	284

Balance – December 31, 2010	462

Based upon an agreed funding schedule with Senior lenders, the Company funded US$3,500 during December 2010 for reclamation costs (note 3(a)(ii)). The Company estimated, as at December 31, 2010, that the undiscounted closure costs would amount to $843, taking into account an estimated inflation rate of 5%. In assessing the initial carrying amount for the asset retirement obligation, the Company applied a risk-free discount rate of 3.48% since the entire obligation is fully funded, resulting in an asset retirement obligation of $462.

The estimate of the closure costs is subject to change based on the future planned development of the Boleo Project, as well as future amendments to laws and regulations that may affect the Company’s obligations. However, the Company is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future.

8	Senior long-term debt facilities

On September 28, 2010 the Company finalized and signed the following senior debt facilities, which are collateralized by a first mortgage over the Company’s assets and a several guarantee which was provided by the Korean Consortium for 30% of the debt. The proceeds from the facilities are to be used exclusively for the construction, development, financing (being interest and fees) and working capital costs of the Boleo Project.

Each of the above facilities are to be drawn down pro-rata (subject to eligibility requirements associated with the US Exim facilities), following the injection and spending of the required contributions by the Company and the Korean Consortium, as well as compliance with a number of standard conditions precedent which includes the implementation of a hedging program (note 10).

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

8	Senior long-term debt facilities (continued)

Under the terms of the facilities, 35% of excess free cash flows available after debt servicing are required to be used to reduce the amounts outstanding under the facilities (“cash sweeps”), while the amounts needed for up to six months of debt servicing are required to be maintained in a separate Debt Service Reserve Account. Furthermore, the Company is allowed to make voluntary prepayments on the facilities without any penalty.

For the purpose of the senior long-term debt facilities, any reference to “Adjusted LIBOR” refers to the London Interbank Offered Rate for any particular interest period, multiplied by the relevant statutory reserve rate for that period.

a)	Senior debt – US EXIM

US Exim approved a debt facility of US$419,612 which includes accrued interest and the capitalized exposure fee of US$22,579. The loan bears interest at a fixed rate of 3.02% per annum (note 20). Such interest will be accrued and added to the principal outstanding, until the final economic completion date of the project (as defined in the lending agreement). The exposure fee will be added to the principal proportionately on each draw. The total indebtedness will be repayable in 23 equal instalments, every six months beginning December 18, 2013, subject to cash sweeps. In addition, the Company may elect to make voluntary minimum prepayments of US$5,000 on any instalment date. During the construction period, interest will be accrued as part of the facility. Once the Project reaches economic completion, interest will be payable at least every three months. In addition, from November 26, 2010, the Company will accrue commitment fees on the facility in the amount of 0.5% per annum on the uncancelled and undrawn amount of the facility. The accrued commitment fees will be payable every six months starting on June 18, 2011.

b)	Senior debt – EDC

EDC has provided the Company with a debt facility of up to US$150,000, which includes accrued interest. The loan will bear interest at Adjusted LIBOR plus a margin which will vary between 3.75% and 4.5% at various periods of the loan. The facility shall be repayable in 23 instalments, every six months beginning on December 18, 2013, subject to cash sweeps. On each of the specified repayment dates, required principal repayments range from 1.25% to 6.25% of the principal amount then outstanding. Notwithstanding, the Company may also elect to make voluntary minimum prepayments of US$1,000 at any time subsequent to the earlier of economic completion of the Boleo Project, or June 30, 2013. During the construction period, interest will be accrued and added to the principal outstanding. Once the Project reaches final economic completion, interest will be payable at least every three months. In addition, the Company will accrue commitment fees on the facility in the amount of 1.4% per annum on the uncancelled and undrawn amount of the facility, which will be repayable every three months.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

8	Senior long-term debt facilities (continued)

c)	Senior debt – KDB

KDB has provided the Company with a debt facility of up to US$90,000. The debt facility will bear interest at Adjusted LIBOR plus a margin which will vary between 3.65% and 4.1% at various periods of the loan. The facility shall be repayable in 19 instalments, every six months beginning on December 18, 2013, subject to cash sweeps. On each of the specified repayment dates, required principal repayments range from 0.5% to 10.25% of the principal amount then outstanding. Notwithstanding, the Company may also elect to make voluntary minimum prepayments of US$1,000 at any time subsequent to the earlier of economic completion of the Boleo Project, or June 30, 2013. Interest accrued on these facilities will be payable at least every three months. In addition, the Company will accrue commitment fees on the facility in the amount of 1.4% per annum on the uncancelled and undrawn amount of the facility, which will be repayable every three months.

d)	Senior debt – Commercial banks

A group of commercial banks will be contributing the following amounts to senior debt to the Company:

Barclays Bank Plc	US$13,750
Standard Bank Plc	US$8,750
Standard Chartered Bank	US$13,750
UniCredit Bank AG	US$5,000
WestLB AG, New York Branch	US$8,750
US$50,000

The loan will bear interest at Adjusted LIBOR plus a margin which will vary between 3.8% and 4% at various periods of the loan. The facility shall be repayable in 15 instalments, every six months beginning on December 18, 2013, subject to cash sweeps. On each of the specified repayment dates, required principal repayments range from 0.5% to 10.25% of the principal amount then outstanding. Notwithstanding, the Company may also elect to make voluntary minimum prepayments of US$1,000 at any time subsequent to the earlier of economic completion of the Boleo Project, or June 30, 2013. Interest accrued on these facilities will be payable at least every three months. In addition, the Company will accrue commitment fees on the facility in the amount of 1.4% per annum on the uncancelled and undrawn amount of the facility, which will be repayable every three months.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

8	Senior long-term debt facilities (continued)

e)	Cost overrun facility – Commercial banks

As part of the project debt facility, the Company was required to arrange a US$100,000 cost overrun facility. The Company and the Korean Consortium will proportionately provide US$50,000 of which the Company has satisfied its US$35,000 contribution through an equity cost overrun facility agreed to with Louis Dreyfus (notes 1 and 11(b)(iii)). The Korean Consortium has guaranteed to supply its US$15,000.

The remaining US$50,000 of the cost overrun facility was obtained proportionately from the same group of Commercial banks (note 8(d)). In the event that the Company would draw on the cost overrun facility from the Commercial banks, it would be subject to the above cash sweep provisions and will bear interest at Adjusted LIBOR plus 4.75%, repayable at least every three months. It shall be repayable in 11 instalments, every six months beginning on December 18, 2013, subject to cash sweeps. On each of the specified repayment dates, required principal repayments range from 2% to 11% of the principal amount then outstanding. Notwithstanding, the Company may also elect to make voluntary minimum prepayments of US$1,000 at any time subsequent to the earlier of economic completion of the Boleo Project, or June 30, 2015. In addition, the Company will accrue commitment fees on the facility in the amount of 1.8% per annum on the uncancelled and undrawn amount of the facility, which will be repayable every three months.

9	Subordinated long-term debt facilities

The Company’s subordinated long-term debt consists of the following balances and facilities:

	2010	2009

Refundable deposit liability (note 9(c))	8,709	9,786
Loans from non-controlling interest (note 9(d))	70,364	36,416

	79,073	46,202

a)	Subordinated loan - KDB

KDB has provided the Company with a debt facility of up to US$64,000, including accrued interest. This facility will rank subordinate with all other senior debt in right of payment and security and will bear interest at LIBOR plus a margin which will vary between 3.95% and 4.3% at various periods of the loan. The facility will be repayable within one year of the repayment of the senior debt facilities, subject to voluntary prepayments and cash sweeps. Accrued interest will be payable six months in arrears. In addition, the Company will accrue commitment fees of 0.75% per annum on the uncancelled and undrawn amount of the facility, which will be repayable on the last day of every six-month period ending on June 30 or December 31 of each year.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

9	Subordinated long-term debt facilities (continued)

b)	Funding loan – Korean Consortium

As part of the transaction with the Korean Consortium (note 1), the Korean Consortium is to provide a funding loan of US$50,000 to MMB, which is to be considered as part of the Company’s share of the equity residual to be funded. This facility will rank subordinate with all other senior debt and the above KDB subordinated loan in right of payment and security and will bear interest at the six-month average LIBOR plus 3.5%. Amounts outstanding after the repayment of senior debt facilities will accrue interest at the six-month average LIBOR plus 5.5%.The facility will be repayable by September 7, 2020, subject to mandatory cash sweeps and voluntary prepayments from distributions available to the shareholders of MMB. Accrued interest will be added to the principal until economic completion whereafter interest would become payable six months in arrears, but only from funds available for distribution to the MMB shareholders.

c)	Refundable deposit liability

Included in the cash proceeds received from the transaction with the Korean Consortium (note 1), is a refundable deposit liability of US$10,000, which is refundable to the Korean Consortium should a decision be made not to produce manganese from the Boleo Project. Alternatively, additional consideration may be paid to the Company of approximately US$13,000 upon a positive decision related to the production of manganese. This decision must be made by the Company on the later of final economic completion of the Boleo Project or May 30, 2011.

During the year, the Company reviewed the latest available information with regards to its progress on reaching a manganese production decision and it was determined that the production decision will likely only be made subsequent to May 30, 2011. Based on a weighted probability assessment, it was estimated that the manganese production decision could likely be made on or earlier than December 31, 2012. As such the amortized cost of the liability has been remeasured at May 31, 2010, assuming a remaining life of 31 months, applying an estimated discount rate of 6.73%. As a result, the amortized cost of the refundable deposit liability as at May 31, 2010 was estimated at $8,810 (US$8,421) and consequently a reduction in the liability of $1,165 was recognized as a change in estimate in the statement of operations and comprehensive loss.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

9	Subordinated long-term debt facilities (continued)

c)	Refundable deposit liability (continued)

	Face value	Amount	Amount
		recognized	recognized
	US$	US$	Cdn$
Balance - December 31, 2008	10,000	8,923	10,904
Accretion of discounted liability for the year	-	427	487
Unrealized foreign exchange gain for the year	-	-	(1,605)

Balance - December 31, 2009	10,000	9,350	9,786
Accretion of discounted liability for the period	-	519	534
Unrealized foreign exchange gains for the period	-	-	(446)
Change in estimate	-	(1,113)	(1,165)

Balance – December 31, 2010	10,000	8,756	8,709

At December 31, 2010, the Company estimated the fair value of the refundable deposit liability at $8,471 (face value of US$10,000) based on an estimated discount rate of 8.36% applied through the remaining 24 months to December 31, 2012. The discount rate was estimated by management taking into account an element of the cost of borrowing and the marginal rates charged on similar subordinated, unsecured instruments which are repayable within three years. The exchange rate applied in the valuation at December 31, 2010 was US$1.0054/$1.00.

d)	Loans from non-controlling interest

As part of the sale of 30% of the Company’s interest in MMB to the Korean Consortium, the Korean Consortium has agreed to fund 30% of the historic and future development costs of the project. During November 2010, the Company confirmed revised terms on all of MMB’s shareholder loans (including those from the Company). Under the revised terms, the loans will be repayable within ten years, but only from distributions available to the shareholders of MMB, and accrue ordinary interest at ten percent per annum.

To date, the Korean Consortium funded $14,124 (US$13,867) in historical development costs and contributed US$55,089 in subsequent development costs. Prior to the modification of the terms of the loans, the funding of historical development costs of $14,124 had been deemed to have occurred at arm’s length, while subsequent contributions by the Korean Consortium were recognized as related party transactions. However, following the modification, all loans from the Korean Consortium are considered related party loans since the revised terms were agreed between related parties.

Management determined that the modifications to the terms were substantial and accounted for the modification as an extinguishment of the existing debt, and the incurrence of new debt, recognising an increase in the loans from non-controlling interest of $10,116 (US$9,701) through contributed surplus.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

9	Subordinated long-term debt facilities (continued)

d)	Loans from non-controlling interest (continued)

	Face value	Amount	Amount
		recognized	recognized
	US$	US$	Cdn$

Historic Expenditure funding (i)
Balance – December 31, 2008	13,867	3,716	4,542

Accretion of discounted liability for the period	-	260	296
Unrealized foreign exchange gain for the period	-	-	(676)

Balance – December 31, 2009	13,867	3,976	4,162

Accretion of discounted liability for the period	-	190	197
Modification of loans from non-controlling interest	-	9,701	10,116
Accrued interest	443	443	441
Unrealized foreign exchange gain for the period	-	-	(684)

Balance – December 31, 2010	14,310	14,310	14,232

Contribution to development costs (ii)
Balance – December 31, 2008	28,029	28,029	34,812
Additional contributions to construction costs	2,790	2,790	3,009
Unrealized foreign exchange gain for the period	-	-	(5,567)

Balance – December 31, 2009	30,819	30,819	32,254

Additional contributions to construction costs	24,270	24,270	24,638
Accrued interest	1,349	1,349	1,341
Unrealized foreign exchange gain for the period	-	-	(2,101)

Balance – December 31, 2010	56,438	56,438	56,132

Balance – December 31, 2010	70,748	70,748	70,364

At December 31, 2010, the Company estimated the fair value of loans from non-controlling interest at $60,520 (face value of US$70,748), based on:

  management’s estimate of the probable timing of the repayment of the debt and interest. For this purpose, management considered cash flow forecasts for the Boleo Project which takes into account a weighted probability assessment regarding current and longer-term copper prices;

  the application of a discount rate of 11.05% which took into account an element of the cost of borrowing and the marginal rates charged on similar subordinated, unsecured instruments which are repayable over ten years;

  an exchange rate at December 31, 2010 of US$1.0054/$1.00

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

10	Derivative liabilities

In order to satisfy a condition precedent to the senior debt facilities (note 8), the Company entered into a zero cost collar copper hedging program with the Commercial Banks for approximately 50% of the estimated Copper production during 2014, 2015 and 2016. The details of the hedging instruments are as follows:

‘000’s	Put price	Call price	Fair value	Fair value
lbs	US$ per lb	US$ per lb	US$	$
33,716	2.40	3.96	(13,761)	(13,686)
130,146	2.40	3.97	(49,566)	(49,300)
17,637	2.40	4.01	(5,812)	(5,780)
11,097	2.40	4.02	(3,591)	(3,571)
192,596	2.40	3.97	(72,730)	(72,337)

During the period, the Company recognized a fair value adjustment related to the derivative instruments of $72,337 (US$72,730) in the Company’s Statement of Operations. The exchange rate applied in determining the fair value of the derivative liability at December 31, 2010 was US$1.0054/$1.00.

11	Share capital

a)	Authorized

Unlimited common shares without par value

b)	Details of share capital activity are as follows:

	Shares	Amount
		$
Balance – December 31, 2008	143,064,337	109,611

Shares issued on exercise of stock options	330,000	116
Fair value of options exercised (note 11(f))	-	252

Balance – December 31, 2009	143,394,337	109,979

Shares issued in bought deal financings	189,200,000	201,558

Share issuance costs	-	(11,038)

Shares issued on exercise of stock options	1,578,750	583
Fair value of Louis Dreyfus put option (note 11(b)(iii))	-	(3,726)
Fair value of options exercised (note 11(f))	-	520

Balance – December 31, 2010	334,173,087	297,876

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

11	Share capital (continued)

b)	Details of share capital activity (continued)

i)

On April 19, 2010, the Company filed a short form base shelf prospectus which allows the Company to make offerings of any combination of common shares, debt securities, warrants, share purchase contracts and subscriptions receipts for up to $500,000.

ii)

On August 13, 2010, the Company completed a bought deal offering of 21,875,000 common shares at a price of $0.80 per share for gross proceeds of $17,500. As part of the offering, the Company granted 1,093,750 brokers’ warrants which are exercisable at a price of $0.88 per warrant for a period of 18 months after the closing of the offering. These warrants were valued at $297, using the Black-Scholes pricing model. The weighted average assumptions applied included a risk free rate of 1.36%, a dividend yield of nil%, an expected volatility of 79% based on an expected life of the warrants of one and one half years. Along with the brokers’ warrants, the share issuance costs also included 5% commission paid to the underwriters as well as legal fees and other professional fees, all of which totalled $1,298. Of this amount $230 had been previously recognized in deferred financing costs (note 4).

iii)

On September 28, 2010, the Company agreed the terms of an off-take arrangement with Louis Dreyfus (note 8(e)) to satisfy the requirement under the senior long-term debt facilities (note 8) to enter into off-take agreements for at least 70% of copper and cobalt production for the first 10 years of production. As a result, Louis Dreyfus participated in the Company’s equity offerings (see note 11(b)(iv) below). In addition, Louis Dreyfus also provided an equity cost overrun facility of up to an aggregate amount of US$35,000 in the form of an irrevocable letter of credit. Should the Company utilize this equity cost overrun facility, Louis Dreyfus will be issued common shares of the Company to the equivalent value of the amounts drawn under the facility, based on a per share value $1.10 per common share.

In consideration of Louis Dreyfus providing the cost overrun facility, the Company granted bonus warrants to Louis Dreyfus to acquire 7,408,727 common shares at an exercise price of $1.375 per share. The warrants, which expire after five years, will vest proportionately for any undrawn amount of the facility which is cancelled. The fair value of the warrants was estimated at the grant date at $3,726 based on management’s estimate of the weighted probability amount of the facility which the Company does not expect to utilize. The volatility rate and risk free rate applied in determining the fair value was 77.78% and 2.14% respectively.

The cost overrun facility itself represents a purchase put option and the equivalent fair value of $3,726 was recognized as a debit to share capital.

iv)

On November 23, 2010, the Company completed a cross-border bought deal equity financing, issuing 167,325,000 common shares for aggregate gross proceeds of $184,058, including a subscription of 36,000,000 common shares by Louis Dreyfus (note 11(b)(iii) above) for $39,600. Underwriters’, legal and other fees amounted to $9,443, of which $298 had previously been recognized in deferred financing costs.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

11	Share capital (continued)

c)	Details of share purchase warrant activity are as follows:

	Shares
	purchase
	warrants	Amount
		$
Balance – December 31, 2008	30,997,993	16,077
Warrants expired during the period	(5,951,015)	-

Balance – December 31, 2009	25,046,978	16,077

Brokers’ warrants (note 11(a))	1,093,750	297
Warrants issued for equity cost overrun facility (note 11(b)(iii)	7,408,727	3,726
Warrants expired during the period	(110,000)	(32)

Balance – December 31, 2010	33,439,455	20,068

d)	Warrants

During the year ended December 31, 2010, 110,000 of the Company’s share purchase warrants expired, while the Company issued 1,093,750 brokers’ warrants as part of the underwriters’ compensation in the bought deal financing (note 11(b)(ii)) and 7,408,727 bonus warrants (note 11(b)(iii). No share purchase warrants were exercised during the period.

The fair value of warrants granted during the period was estimated using the Black-Scholes option-pricing model . Volatility of 79%, expected life of 1.5 years and a risk-free rate of 1.4% were assumed.

The following table summarizes information about share purchase warrants outstanding at December 31, 2010:

	Number of
	warrants	Weighted
	outstanding	average	Weighted
Range of	and	contractual	average
prices	exercisable	life	exercise price
$		(years)	$
0.00 to 0.49	60,000	0.09	-
0.49 to 0.99	1,170,937	1.07	0.88
1.00 to 1.49	16,040,518	2.23	1.08
1.50 to 2.50	16,168,000	1.73	2.49
	33,439,455	1.94	1.75

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

11	Share capital (continued)

e)	Stock options

A summary of the Company’s stock options at December 31, 2010 and the changes during the period are as follows:

		Weighted
		average
	Number of	exercise
	options	price
		$

Balance – December 31, 2009	13,075,000	0.43
Granted	13,815,000	1.16
Exercised	(1,578,750)	0.37
Forfeited	(62,500)	0.87

Balance – December 31, 2010	25,248,750	0.83

The following table summarizes information about stock options outstanding and exercisable at December 31, 2010:

		Weighted	Weighted		Weighted
	Number of	average	average	Number of	average
Range of	outstanding	years to	exercise	exercisable	exercise
prices	options	expiry	price	options	price
$			$		$

0.35 to 0.49	9,198,750	1.54	0.40	9,076,563	0.40
0.50 to 0.99	2,435,000	3.43	0.59	1,726,250	0.58
1.00 to 1.49	13,615,000	4.90	1.17	-	-

	25,248,750	3.54	0.83	10,802,813	0.43

The Company’s stock option plan (“the plan”) allows the Company to grant stock options up to a maximum of ten percent of the number of issued shares of the Company. At December 31, 2010, the Company has reserved 33,597,308 common shares under the plan.

Options granted under the Plan will vest with the right to exercise one-quarter of the options upon conclusion of every six months subsequent to the grant date, unless the specified contract length is a shorter period.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

11	Share capital (continued)

e)	Stock options (continued)

The fair value of the options granted during the year was estimated at each measurement date using the Black-Scholes option-pricing model. During the year, the Company granted 13,815,000 five-year stock options to consultants and employees, with a fair value of $8,743 attributed to these options. The total stock-based compensation recorded during the period on all vesting options was $1,452 (2009 – $2,827). This has been recognized and charged (based upon the work carried out by the employee or consultant) to either administration ($948; 2009 - $1,583) or to mineral properties ($504; 2009 - $1,244), with the offsetting amount recorded as a credit to contributed surplus.

The fair value of stock options granted during the period was estimated at each measurement date based on the Black-Scholes option-pricing model, using the following weighted average assumptions:

	2010	2009
Dividend yield	0%	0%
Expected volatility	82%	85%
Expected stock option life	3 years	3 years
Weighted average forfeiture rate	0.0%	5.4%
Weighted average fair value of stock options granted	$0.63	$0.32

f)	Contributed surplus

Details are as follows:

Balance – December 31, 2008	89,349
Fair value of options vested	2,827
Fair value of options exercised	(252)

Balance – December 31, 2009	91,924
Fair value of options vested	1,452
Fair value of options exercised	(520)
Fair value of warrants expired	32
Modification to subordinated long-term debt (note 9(d))	(10,116)

Balance – December 31, 2010	82,772

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

12	Related party transactions

The Company entered into the following transactions with directors or officers of the Company or with companies with directors or officers in common:

	2010	2009

Directors fees – administration	85	72
Management fees – administration	1,095	222
Management fees – mineral properties	517	387
	1,696	681

The above transactions, and the Korean Consortium’s contributions (note 9(d)), occurred in the normal course of operations, are measured at the exchange amount, which is the consideration established and agreed to by the related parties.

13	Income taxes

a)	The Income tax provision included in the consolidated statements of operations and comprehensive loss consists of the following:

	2010	2009

Current income tax expense	-	850
Withholding taxes accrued	396	-
Future income tax recovery	(231)	(1,236)

Income tax	165	(386)

During the year, the Company recognized future income tax liabilities related to mineral properties in the amount of $231. In accordance with the Company’s accounting policy on capitalization of mineral property costs, the corresponding income tax expense was capitalized to mineral properties. However, since the Company had previously unrecognized future income tax assets available, the Company was able to reduce the recognized future income tax liability to zero, which resulted in a future income taxes recovery in the statement of operations and comprehensive loss.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

13	Income taxes (continued)

b)	The Company operates in Canada and Mexico, and is subject to varying rates of taxation. In addition, the Company has various non-capital tax losses and deferred exploration expenditures that are available for carry forward to reduce taxable income of future years. Details of income tax expense for the years ended December 31 are as follows:

	2010	2009

Loss before income tax	80,557	8,306
Statutory rate	28.50%	30.00%

Expected recovery	22,959	2,492

Non-deductible expenses	(177)	(630)
Foreign tax rate differential	(1,018)	(753)
Foreign exchange and other	662	1,338

	22,426	2,447
Change in valuation allowance	(22,591)	(2,061)

Income tax	(165)	386

c)	Future income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company’s future income tax assets as at December 31 are as follows:

	2010	2009
Future income tax assets

Non-capital loss carry-forwards	17,436	16,691
Capital losses	446	-
Property, plant and equipment	786	711
Share issuance costs	2,244	315
Accounts payable	-	83
Derivative liabilities	20,332	-

	41,244	17,800
Valuation allowance	(39,155)	(16,564)

	2,089	1,236
Future income tax liabilities

Mineral properties	(2,089)	(1,236)

Net Future income tax liability	-	-

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

13	Income taxes (continued)

d)	During the year ended December 31, 2010, the Company utilized non-capital losses of $5,425 and as at December 31, 2010, the Company has cumulative non-capital losses for income tax purposes of $64,709 (2009 - $61,343) in Canada and Mexico, which may be used to reduce future taxable income. The income tax benefits, if any, of these losses have not been recorded in these consolidated financial statements because of uncertainty of their recovery. These losses will expire as follows:

2014	654
2015	1,122
2016	7,586
Thereafter	55,347

64,709

If utilized, these losses are expected to be utilized at substantively enacted future tax rates ranging from 25% to 28%.

14	Segmented information

The Company has one operating segment, being the exploration and development of mineral properties, which is carried out in Mexico.

The breakdown by geographic segment for the year ended December 31, 2010 is as follows:

	Canada	Mexico	Consolidated

Non-current assets	109,894	236,154	346,048
Current assets	40,845	11,419	52,264
Total assets	150,739	247,573	398,312

The breakdown by geographic segment for the year ended December 31, 2009 is as follows:

	Canada	Mexico	Consolidated

Non-current assets	5,276	152,058	157,334
Current assets	20,535	3,063	23,598
Total assets	25,811	155,121	180,932

No revenues were earned in either of the geographic segments.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

15	Commitments and contingencies

a)

The Company has entered into numerous contracts regarding development of the Boleo Project. Total contractual obligations entered at December 31, 2010 are estimated to be $117,478 (December 31, 2009 - $1,961), the payments for which are all expected in 2011 and 2012.

b)	The Company has a number of management and consulting agreements. The future commitments under these contracts as at December 31, 2010 amount to $193 (December 31, 2009 - $630).

c)

The Company has a new operating lease for office space in Vancouver, expiring September 2020. The new lease commits the Company to a 10 year period at an average monthly lease of $53 per month. In addition to the monthly lease payments, the Company has provided a security deposit of $480, as well as a LC, related to the tenant improvement allowance, of $757 (note 3(b)). The LC obligation will reduce evenly over the 10 year lease beginning after the second year of the lease. The remaining future minimum lease payments on this lease amount to $6,102 (December 31, 2009 - $78):

2011	$626
2012	626
2013	626
2014	626
Thereafter	3,598
$6,102

d)

As required by the terms of the senior long-term debt facilities, the Company has agreed to terms of an off- take arrangement with Louis Dreyfus (notes 1 and 11(b)(iii)) whereby the Company committed to sell 70% of the Copper and Cobalt that is expected to be produced during the first ten years of the Boleo Project’s operations, at commercial terms. As part of the sale of 30% of the Company’s interest to the Korean Consortium in 2008, the Company entered into an off-take agreement with the Korean Consortium for the remaining 30% of the production from the Boleo Project, also at commercial terms.

e)

Under the terms of the senior long-term debt facilities, the Company is required to fund a project reclamation funding account to cover the costs of unscheduled reclaiming of plant and surface infrastructure. In accordance with these terms, the Company has deposited US$3,500 (note 3(a)(ii)) and has committed to deposit additional funds of US$9,900 into the project reclamation funding account before December 31, 2013.

2011	US$1,400
2012	US$4,900
2013	US$3,600
US$9,900

f)

Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company’s business.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

16	Supplemental cash flow information

The following are the non-cash investing and financing activities of the Company:

	2010	2009
Increase (decrease) in accounts payable and accrued liabilities related to mineral properties, deferred financing costs and property, plant & equipment	9,014	(7,857)
Decrease (increase) in deposits and prepaid expenses related to mineral property and deferred development costs	-	5,452
Accretion of special warrant liability and historical expenditure funding contribution included in mineral property and deferred development costs	239	387
Stock-based compensation included in mineral property and deferred development costs	504	1,244

Other supplemental information:

Interest received	84	139
Realized foreign exchange gains (losses)	1,724	(2,818)
Unrealized foreign exchange losses on cash	(201)	(3,724)

Cash and cash equivalents, for the purposes of the consolidated Statements of Cash Flows only, comprise of:

Cash in bank	10,087	865
Term deposits with maturities of less than three months	38,057	5,390
	48,144	6,255

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

17	Management of capital risk

It is the Company’s objective when managing capital to safeguard the Company’s ability to continue as a going concern, in order to pursue the development of the mineral property for its stakeholders. The Company has historically relied on a combination of equity sources for capital (common shares, options and warrants), special warrants and funding from the Korean Consortium (notes 9(b), (c) and (d)). During the year, the Company expanded its sources of capital to include senior and subordinated project debt facilities to the amount of US$823,000 (note 1). The net proceeds from the current year offerings, combined with the Company’s senior and subordinated debt facilities, provides all the estimated funding requirement to complete the engineering, construction and commissioning of the Boleo Project.

The Company manages the capital structure and makes appropriate adjustments to it based upon changes in economic conditions and the risk characteristics of the underlying assets and subject to the restrictions of the debt facilities agreement, which restricts project cash release or dividends until economic completion. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.

The Company’s short-term operating budgets, project capital budgets and forecasted project operating budgets are reviewed and updated annually and as necessary depending on various factors, including successful capital deployment and general industry conditions. Following the completion of the revised Project Capital Cost estimate, issued January 15, 2010, the Company updated the project capital budget, as well as the economic model for the Boleo Project. These budgets and models were approved by the Board of Directors, and formed the foundation for the project financing completed during the year.

18	Management of financial risk

Foreign Currency Risk: The Company operates internationally with offices and operations in Canada, Luxembourg and Mexico, which gives rise to the risk that its financial instruments may be adversely impacted by exchange rate fluctuations. A significant portion of its expenses are also incurred in US dollars and Mexican Pesos and to a lesser extent other foreign currencies. A significant change in the currency exchange rates between the Canadian dollar relative to the Mexican peso or US dollar could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations. However, as many of the Company’s obligations are denominated in US dollars, the impact of foreign exchange differences on US dollar denominated financial assets would be naturally hedged to an extent. A 10% fluctuation in the foreign exchange rate (either way, over or under) based on the Company’s foreign financial instruments as at December 31, 2010 would result in a foreign exchange gain or loss of approximately $4,979 (2009 - $2,727).

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2010
(expressed in thousands of Canadian dollars, unless stated otherwise)

18	Management of financial risk (continued)

Foreign Currency Risk (continued)

As at December 31, 2010, the Company had the following foreign denominated financial assets and liabilities, which are recorded at the Canadian dollar amount and are subject to foreign exchange risk:

	Foreign	Canadian
	currency	dollar
	amount	amount

Cash and cash equivalents in United States dollars	9,480	9,429
Cash and cash equivalents in Mexican pesos	6,121	509
Cash and cash equivalents in Euros	17	23
Restricted cash in United States dollars	102,503	101,949
Other receivables in Mexican pesos	32,234	2,678
Deposits in United States dollars	28	28
Deposits in Mexican pesos	8,465	703
Deposits in Euros	8	11
Accounts payable in United States dollars	10,321	10,265
Accounts payable in Mexican pesos	35,725	2,969
Accounts payable in Euros	108	144
Special warrants liability (note 7(a))	331	328
Refundable deposit liability (note 9(c))	8,756	8,709
Loans from non-controlling interest (note 9(d))	70,748	70,364
Derivative liabilities (note 10)	72,730	72,337

As at December 31, 2009, the Company had the following foreign denominated financial assets and liabilities, which are recorded at the Canadian dollar amount and are subject to foreign exchange risk:

	Foreign	Canadian
	currency	dollar
	amount	amount

Cash and cash equivalents in United States dollars	5,711	5,983
Cash and cash equivalents in Mexican pesos	3,014	244
Short-term deposits in United States dollars	15,300	16,023
Other receivables in Mexican pesos	10,420	843
Deposits in United States dollars	27	28
Deposits in Mexican pesos	635	51
Accounts payable in United States dollars	2,285	2,416
Accounts payable in Mexican pesos	6,932	561
Accounts payable in Euros	326	517
Special warrants liability (note 7 (a))	624	653
Refundable deposit liability (note 9(c))	9,350	9,786
Loans from non-controlling interest (note 9(d))	34,795	36,416

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

18	Management of financial risk (continued)

Liquidity risk: This refers to the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in note 17 to the consolidated financial statements.

The following table summarizes the Company`s known undiscounted obligations and commitments as at December 31, 2010:

Contractual Obligations	Payments due by period (Thousands of Canadian dollars)
	Total		Less than 1		1-3 years		3-5 years		More
			year						than 5
									years
Accounts payable	$14,888		$14,888	$	Nil	$	Nil	$	Nil
Operating lease obligations	$6,102		$626		$1,878		$1,252		$2,346
Contract and purchase commitments	$117,671		$102,143		$15,528	$	Nil	$	Nil
Reclamation funding	$9,847		$1,392		$8,455	$	Nil	$	Nil
Refundable deposit liability	$9,946	$	Nil		$9,946	$	Nil	$	Nil
Loans from non-controlling interest	$70,364	$	Nil	$	Nil	$	Nil		$70,364
Environmental obligations	$1,175		$332	$	Nil	$	Nil		$843
Total	$229,993		$119,381		$35,807		$1,252		$73,553

Commodity price risk: The value of the Company’s mineral properties is related to the short and long term price of copper, cobalt and zinc sulphate. The price of copper has historically fluctuated widely and is affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, levels of worldwide production, short-term changes in supply and demand related to speculative activities, central bank lending, forward sales by producers and speculators, and other factors. The Company’s hedge program (note 10) secures cash flows from 50% of the Company’s anticipated copper production during 2014, 2015 and 2016. At the same time, the hedge program may give rise to significant fluctuation in the Company’s earnings (loss) as the Company is required to mark the hedge instruments to market at every reporting date. In the event of non-production, the derivative liability as recognized on the balance sheet will actualize.

Credit risk: Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s investment policy is to invest its available cash in Canadian chartered bank guaranteed deposits at fixed or variable interest rates established at the time of investment. Boleo Project funds have been segregated. Remaining funds are available for project and corporate objectives. The Company’s cash and cash equivalents and short-term investments are composed of financial instruments issued by a Chartered Bank in Canada. These investments mature at various dates over the current operating period. The Company’s other receivables consist of general sales tax due from the Federal Governments of Mexico and Canada, as well as advances to employees. The carrying amount of financial assets recorded in the financial statements (excluding cash and cash equivalents and short-term deposits) represents the Company’s maximum exposure to credit risk.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

18	Management of financial risk (continued)

Interest rate risk: The interest rate risk refers to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s exposure to changes to net loss or other comprehensive loss (as a result of changes in interest rates) is limited since:

  short-term deposits are accruing interest at fixed and variable rates and are realizable within 30 days of year- end.

  other financial liabilities such as refundable deposit and the special warrants liability are carried at amortized costs.

The impact on net loss of a 1% change in interest rates would amount to approximately $1,509 (2009 - $226).

During the year the Company finalized and signed various senior - and subordinated project financing facilities (notes 8 and 9) which provide the Company access to a combination of fixed – and variable rate debt instruments. The fair value of fixed rate debt instruments will fluctuate with changes in market interest rates, but the resulting cash flows will not. Conversely, cash flows from the variable rate debt instruments will fluctuate with changes in market interest rates, but the fair values will not. Subsequent to the drawn down of the facilities, the impact of fluctuations in market interest rates on net loss or other comprehensive are expected to be limited as these liabilities will be carried at amortized cost and not at fair value.

Fair value measurements: Certain of the Company’s financial assets and liabilities are measured or disclosed at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There are three levels of fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with level 1 inputs having the highest priority. The levels and the valuation techniques used to value the Company’s financial assets and liabilities are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Unobservable inputs (supported by little or no market activity).

The fair values of our financial assets and liabilities at December 31, 2010 are summarized in the following table:

	Fair Value –
	Quoted in	Fair Value -
	active	Significant	Fair Value -
	markets	other	Significant
	for identical	observable	unobservable
	assets	inputs	inputs	Fair Value -
	(Level 1)	(Level 2)	(Level 3)	Total	Book Value
Held for trading
Cash and cash equivalents	-	48,144	-	48,144	48,144
Restricted cash	-	102,786	-	102,786	102,786
Derivative liabilities	-	-	(72,337)	(72,337)	(72,337)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

19	United States generally accepted accounting principles (“GAAP”)

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States (US GAAP”).

The following differences have been identified between Canadian GAAP and US GAAP as it applies to the Company:

(i)	Measurement of Loans from Non-controlling interest:

Following the sale of 30% of the Company’s interest in MMB to the Korean Consortium, the Korean Consortium funded loans to MMB to the amount of US$70,748, all of which is considered to be related party loans. Under Canadian GAAP, financial liabilities payable to related parties are to be recognized at face value, while US GAAP requires such payables to be recognized at fair value. As a result, under US GAAP, the difference between the fair value of the instruments and the face value is recognized in contributed surplus, and the fair value is accreted back to the face value of the instrument over the expected life of the instrument.

The accretion of these payables during the period was capitalized to mineral properties in accordance with the Company’s accounting policy for capitalization of financing costs, which is consistent for both Canadian GAAP and US GAAP.

As a result of initially recognizing the loans from non-controlling interest at fair value (under US GAAP), as opposed to face value (under Canadian GAAP), the loan is recognized at a discounted US dollar-denominated value. As such, subsequent re-measurement to a Canadian dollar equivalent yielded a lower foreign exchange gain (loss) during the period.

During the year, the Company agreed to revised terms on all of MMB’s Shareholder loans (including the Shareholder loans from the Korean Consortium (note 9(d)). Under the revised terms, the Shareholder loans will be repayable after ten years, but only from distributions available to the shareholders of MMB, and accrue ordinary interest at ten percent per annum.

Management determined that the modifications to the terms were substantial and accounted for the modification as an extinguishment of the existing debt. Therefore the difference between the carrying value of the related party loans under previous terms ($13,900), and the fair value of the debt as estimated at September 8, 2010, is to be recognized in contributed surplus under US GAAP.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

19	United States generally accepted accounting principles (“GAAP”) (continued)

(i)	Measurement of Loans from Non-controlling interest (continued)

The fair value of the related party loans under the modified terms was estimated at $49,195 (US$47,177) based on:

  management’s estimate of the probable timing of the repayment of the debt and interest. For this purpose, management considered cash flow forecasts for the Boleo Project which takes into account a weighted probability assessment regarding current and longer-term copper prices;

  the application of a discount rate of 10.36% which took into account an element of the cost of borrowing and the marginal rates charged on similar subordinated, unsecured instruments which are repayable over ten years;

  an exchange rate at September 8, 2010 of US$0.959/$1.00

Therefore the Company recognized an increase in the loans from non-controlling interest of $35,295 (US$33,847) in contributed surplus under US GAAP. Conversely, under Canadian GAAP, an increase of $10,116 (US$9,701) was recognized in contributed surplus (note 9(d)).

(ii)	Recognition of changes in estimate related to refundable deposit liability:

As per note 9(c), the Company re-estimated the amortized cost of the refundable deposit liability during the period. As a result, the Company recognized a reduction in the amortized cost of the liability, with a gain of $1,165 included in the statement of operations and comprehensive loss in accordance with Canadian GAAP. However, under US GAAP, the amortized cost of the liability is not adjusted, rather the change in estimate is recognized in the statement of operations and comprehensive loss prospectively through reduced accretion expenses as the amortized cost continues to be accreted to the face value of the liability, however over the new extended estimated life of the liability.

Since the amortized cost of the US$-denominated liability is not adjusted under US GAAP, the effect of changes in foreign currency rates is different from those under the Canadian GAAP treatment.

(iii)	Recognition of Non-controlling interest:

Under US GAAP, SFAS-160 - Non-controlling Interests in Consolidated Financial Statements

(“SFAS-160”) losses attributed to non-controlling interests may exceed their interest. That is, the non-controlling interest shall continue to be attributed its share of losses, even if that results in a deficit non-controlling interest balance. The non-controlling interest is presented in equity.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

19	United States generally accepted accounting principles (“GAAP”) (continued)

(iv)	Louis Dreyfus equity cost overrun facility:

Under Canadian GAAP it was determined that the cost overrun facility with Louis Dreyfus (note 11(b)(iii)) includes both a purchase put option (which allows the Company to issue shares to Louis Dreyfus at a fixed price of $1.10 per share) and a written call (which allows Louis Dreyfus, in the event of cancellation of the facility, to exercise bonus warrants at a fixed price of $1.375 per share). Under Canadian GAAP, both these instruments were determined to meet the definition of equity. However, under US GAAP, it was determined that neither the purchase put option or the written call meets the definition of equity and as such the Company recorded a non-current derivative financial asset and non-current derivative financial liability in the balance sheet. The fair values of the derivative asset and derivative liability was based on unobservable inputs (Level 3 within the fair value hierarchy).

a)	The impact of the above differences between Canadian and US GAAP on the loss for the year ended, as reported, is as follows:

	December 31, 2010	December 31, 2009

Loss and comprehensive loss for the year - Canadian GAAP	(80,722)	(7,920)
Adjustment to accretion expense (ii)	237	-
Adjustment of foreign exchange differences (i), (ii)	(176)	(4,270)
Adjustment to change in estimate – refundable deposit liability (ii)	(1,165)	-

Loss for the year - US GAAP	(81,826)	(12,190)
Less: Loss (income) attributable to non-controlling interest – US GAAP (iii)	20,411	(3,305)
Loss for the period attributable to shareholders – US GAAP	(61,415)	(15,495)

Basic and diluted earnings (loss) per share – US GAAP	(0.48)	(0.09)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

19	United States generally accepted accounting principles (“GAAP”) (continued)

b)	The impact of the above differences between Canadian and US GAAP on the Statements of Changes in Shareholders’ Equity, as reported, is as follows:

	December 31, 2010	December 31, 2009

Shareholders’ equity - Canadian GAAP	231,224	129,210
Fair value adjustment recognized in contributed surplus (i)	32,737	25,111
Adjustment to accretion expense (ii)	237	-
Adjustment to foreign exchange differences (i), (ii)	(438)	(262)

Adjustment to change in estimate – refundable deposit liability(ii)	(1,165)	-

Adjustment to modification of loans from non-controlling interest (i)	(25,179)	-
Accumulated income attributed to non-controlling interest (iii)	17,106	(3,305)

Shareholders’ equity attributable to shareholders – US GAAP	254,522	150,754
Shareholders’ equity attributable to non-controlling interest	(17,106)	3,305

Total Shareholders’ equity - US GAAP	237,416	154,059

c)	The impact of the above differences between Canadian and US GAAP on the balance sheets, as reported, is as follows:

	December 31, 2010	December 31 ,2009

Total assets - Canadian GAAP	398,312	180,932
Derivative asset related to Louis Dreyfus purchase put option (iv)	3,726	-
Accretion recognized in mineral properties (i)	1,388	776

Total assets - US GAAP	403,426	181,708

Total liabilities - Canadian GAAP	167,088	51,722
Fair value adjustment recognized in contributed surplus	(32,737)	(25,111)
Adjustment to accretion recognized (i), (ii)	1,151	776
Adjustments to foreign exchange differences (i), (ii)	438	262
Adjustment to change in estimate – refundable deposit liability (ii)	1,165	-
Adjustment to modification of loans from non-controlling interest (i)	25,179	-
Derivative liability related to Louis Dreyfus written call (iv)	3,726

Total liabilities - US GAAP	166,010	27,649

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

19	United States generally accepted accounting principles (“GAAP”) (continued)

d)	There was no impact on the statement of cash flows between Canadian and US GAAP.

e)	Development Stage Company

The Company meets the definition of a development stage enterprise under Statement of Financial Accounting Standards (“SFAS”) No. 7, Accounting and Reporting by Development Stage Enterprises, and as such is required to include additional disclosures. Effective April 20, 2004, pursuant to a share exchange agreement, the Company acquired all the issued and outstanding shares of Mintec International Corporation (“Mintec”) by issuing 40,000,000 common shares of the Company. The transaction resulted in a change of control and therefore, the transaction was treated as a reverse takeover for accounting purposes whereby Mintec was identified as the acquirer. In accordance with the principles of reverse takeover accounting, consolidated financial statements are considered a continuation of the financial statements of the legal subsidiary, Mintec. As such, the cumulative results presented include the results of Mintec for all periods prior to April 20, 2004.

The following additional disclosures are required under SFAS No. 7:

Consolidated Statements of Operations and Comprehensive Loss

Expenses	Cumulative from inception to December 31, 2010

Amortization and accretion	2,321
Exploration	66,174
General and administration	7,625
Management and directors fees	2,436
Professional and consulting fees	5,343
Research	951
Shareholders information	3,729
Stock-based compensation expense	7,537
Wages and subcontracting	8,968

Loss before other items	(105,084)

Loss on disposal of property, plant & equipment	(1,137)
Finance and development costs expensed	(2,733)
Foreign exchange gain	6,142
Fair value adjustment related to derivative instruments	(72,337)
Net interest income and other	4,070

Loss before Income tax	(171,079)
Income tax	221
Loss after Income tax	(170,858)

Earnings attributable to non-controlling interest	17,106

Deficit attributable to shareholders	(153,752)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

19	United States generally accepted accounting principles (“GAAP”) (continued)

e)	Development Stage Company (continued)

In accordance with the principles of reverse takeover accounting, the authorized share capital and number of common shares issued are those of the legal parent (the Company). The changes in share capital proceeds, to the date of the reverse takeover, represents the change in share capital of Mintec and is not related to the issuance of the shares by Baja. Since Mintec’s share capital remained unchanged from inception until 2000 and the only other change in Shareholders’ Equity relates to the cumulative deficit, for practical purposes, the Company’s Statements of Changes in Shareholders’ Equity as required by FAS7, is presented from 2000, rather than from inception.

Consolidated Statements of Changes in Shareholders’ Equity

	Issue Price Per Unit	Shares (number)	Shares ($'000)	Warrants ($'000)	Contributed Surplus ($'000)	Deficit ($'000)	Total ($'000)

Balance - December 31, 2000 (from Inception)		13,269,020	146	-	-	(30,820)	(30,674)

Loss for the year		-	-	-	-	(691)	(691)
Special warrants exercised	0.15	1,636,666	-	-	-	-	-
Capitalization of debt owing to related parties		-	31,432	-	-	-	31,432
Stock option exercised	0.17	30,000	-	-	-	-	-
Warrants exercised	0.18	224,000	-	-	-	-	-

Balance - December 31, 2001		15,159,686	31,578	-	-	(31,511)	67

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

19	United States generally accepted accounting principles (“GAAP”) (continued)

e)	Development Stage Company (continued)

Consolidated Statements of Changes in Shareholders’ Equity (continued)

	Issue Price Per Unit	Shares (number)	Shares ($'000)	Warrants ($'000)	Contributed Surplus ($'000)	Deficit ($'000)	Total ($'000)

Balance – January 1, 2002		15,159,686	31,578	-	-	(31,511)	67
Income for the year		-	-	-	-	481	481
Stock option exercised	0.11	148,500	-	-	-	-	-
Warrants exercised	0.11	245,000	-	-	-	-	-
Special warrants exercised	0.15	980,000	-	-	-	-	-
Cancellation of escrow shares		(274,807)	-	-	-	-	-
Share consolidation (16:1)		(15,242,230)	-	-	-	-	-

Balance - December 31, 2002		1,016,149	31,578	-	-	(31,030)	548
Loss for the year		-	-	-	-	(404)	(404)
Private placement	0.10	5,000,000	-	-	-	-	-
Warrants exercised	0.13	137,450	-	-	-	-	-
Share entitlement correction		5	-	-	-	-	-

Balance - December 31, 2003		6,153,604	31,578	-	-	(31,434)	144

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

19	United States generally accepted accounting principles (“GAAP”) (continued)

e)	Development Stage Company (continued)

Consolidated Statements of Changes in Shareholders’ Equity (continued)

	Issue				Contributed
	Price Per	Shares	Shares	Warrants	Surplus	Deficit	Total
	Unit	(number)	($'000)	($'000)	($'000)	($'000)	($'000)
Balance -- January 1, 2004		6,153,604	31,578	-	-	(31,434)	144
Loss for the year		-	-	-	-	(5,392)	(5,392)
Warrants exercised		600,000	-	-	-	-	-
Shares issued in reverse takeover		40,000,000	46	-	-	-	46
Private placements	0.67	13,410,702	8,941	-	-	-	8,941
Stock-based Compensation		-	-	-	1,397	-	1,397
Stock options exercised	0.20	20,000	4	-	-	-	4
Fair value of options exercised		-	6	-	(6)	-	0
Warrants exercised	0.13	52,000	7	-	-	-	7

Balance - December 31, 2004		60,236,306	40,582	-	1,391	(36,826)	5,147

Loss for the year		-	-	-	-	(7,397)	(7,397)
Private placement (Non-brokered)	0.37	3,505,249	1,006	286	-	-	1,292
Private placement (Brokered)	0.41	8,255,715	2,675	674	-	-	3,349
Agents warrants		-	-	162	-	-	162
Share issue costs		-	(577)	-	-	-	(577)
Warrants exercised	0.14	4,243,550	585	-	-	-	585
Stock-based Compensation		-	-	-	1,354	-	1,354
Options exercised	0.22	40,000	9	-	-	-	9
Fair value of options exercised		-	5	-	(4)	-	1

Balance - December 31, 2005		76,280,820	44,285	1,122	2,741	(44,223)	3,925

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

19	United States generally accepted accounting principles (“GAAP”) (continued)

e)	Development Stage Company (continued)

Consolidated Statements of Changes in Shareholders’ Equity (continued)

	Issue					Contributed
	Price Per	Shares		Shares	Warrants	Surplus	Deficit	Total
	Unit	(number	)	($'000)	($'000)	($'000)	($'000)	($'000)

Balance – January 1, 2006		76,280,820		44,284	1,122	2,741	(44,223)	3,924
Loss for the year		-		-	-	-	(23,222)	(23,222)
Private placement	0.90	25,555,556		17,635	5,365	-	-	23,000

Brokers warrants		-		-	1,341	-	-	1,341
Share issue costs		-		(2,076)	(631)	-	-	(2,707)
Warrants exercised	0.74	4,092,641		3,023	-	-	-	3,023
Fair value of warrants exercised		-		700	(700)	-	-	-
Stock-based Compensation		-		-	-	5,240	-	5,240
Options exercised	0.35	1,955,000		684	-	-	-	684
Fair value of options exercised		-		1,008	-	(1,008)	-	-
Balance - December 31, 2006		107,884,017		65,258	6,497	6,973	(67,445)	11,283
Loss for the year		-		-	-	-	(11,112)	(11,112)
Private placements	1.86	24,215,000		32,613	12,427			45,040
Share issue costs		-		(1,498)	(534)	-	-	(2,032)
Agents warrants issued		-		-	736	-	-	736
Special warrants issued		-		-	48	-	-	48
Warrants exercised	0.79	6,324,497		5,017	-	-	-	5,017
Fair value of warrants exercised		-		1,975	(1,975)	-	-	-
Options exercised	0.37	2,275,000		845	-	-	-	845
Fair value of options exercised		-		1,631	-	(1,631)	-	-
Stock-based Compensation		-		-	-	1,403	-	1,403
Balance - December 31, 2007		140,698,514		105,841	17,199	6,745	(78,557)	51,228

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

19	United States generally accepted accounting principles (“GAAP”) (continued)

e)	Development Stage Company (continued)

Consolidated Statements of Changes in Shareholders’ Equity (continued)

	Issue					Contributed
	Price Per	Shares		Shares	Warrants	Surplus	Deficit	Total
	Unit	(number	)	($'000)	($'000)	($'000)	($'000)	($'000)

Balance – January 1, 2008		140,698,514		105,841	17,199	6,745	(78,557)	51,228

Income for the year		-		-	-	-	1,715	1,715
Warrants exercised	1.20	2,035,823		2,450	-	-	-	2,450
Fair value of warrants exercised		-		1,122	(1,122)	-	-	-
Options exercised	0.35	330,000		116				116
Fair value of options exercised		-		82	-	(82)	-	-
Stock-based Compensation		-		-	-	1,542		1,542
Contribution relating to funding obligation		-		-	-	69,380	-	69,380
Contribution relating to refundable deposit liability		-		-	-	1,387	-	1,387
Contribution relating to historical expenditure		-		-	-	10,377	-	10,377
Contribution relating to loans from non-controlling interest		-		-	-	22,361	-	22,361

Balance - December 31, 2008		143,064,337		109,611	16,077	111,710	(76,842)	160,556

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

19	United States generally accepted accounting principles (“GAAP”) (continued)

e)	Development Stage Company (continued)

Consolidated Statements of Changes in Shareholders’ Equity (continued)

								Non-
	Issue					Contributed		controlling
	Price Per	Shares		Shares	Warrants	Surplus	Deficit	Interest	Total
	Unit	(number	)	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)

Balance – January 1, 2009		143,064,337		109,611	16,077	111,710	(76,842)	-	160,556

Loss for the period attributed to shareholders		-		-	-	-	(15,495)	-	(15,495)
Profit for the period attributed to non-controlling interest		-		-	-	-	-	3,305	3,305

Options exercised	0.35	330,000		116					116
Fair value of options exercised		-		252	-	(252)	-	-	-
Stock-based Compensation		-		-	-	2,827	-	-	2,827
Contribution relating to loans from non-controlling interest		-		-	-	2,750	-	-	2,750

Balance – December 31, 2009		143,394,337		109,979	16,077	117,035	(92,337)	3,305	154,059

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

19	United States generally accepted accounting principles (“GAAP”) (continued)

e)	Development Stage Company (continued)

Consolidated Statements of Changes in Shareholders’ Equity (continued)

								Non-
	Issue					Contributed		controlling
	Price Per	Shares		Shares	Warrants	Surplus	Deficit	Interest	Total
	Unit	(number	)	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)

Balance – January 1, 2010		143,394,337		109,979	16,077	117,035	(92,337)	3,305	154,059

Loss for the period attributed to shareholders		-		-	-	-	(61,415)	-	(61,415)
Loss for the period attributed to non-controlling interest		-		-	-	-	-	(20,411)	(20,411)
Shares issued in bought deal financing	1.10	167,325,000		184,058	-	-	-	-	184,058
Shares issued in bought deal financing	0.80	21,875,000		17,500	-	-	-	-	17,500
Share issuance costs		-		(11,038)	-	-	-	-	(11,038)
Brokers’ warrants		-		-	297	-	-	-	297
Warrants expired		-		-	(32)	32	-	-	-
Options exercised	0.35	1,065,000		374	-	-	-	-	374
Options exercised	0.40	501,250		202	-	-	-	-	202
Options exercised	0.57	12,500		7	-	-	-	-	7
Fair value of options exercised		-		520	-	(520)	-	-	-
Stock-based Compensation		-		-	-	1,452	-	-	1,452
Contribution relating to loans from non-controlling interest		-		-	-	(27,669)	-	-	(27,669)

Balance – December 31, 2010		334,173,087		301,602	16,342	90,330	(153,752)	(17,106)	237,416

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

19	United States generally accepted accounting principles (“GAAP”) (continued)

e)	Development Stage Company (continued)

Consolidated Statements of Cash Flows

Cumulative from
inception to
December 31, 2010
Cash flows from operating activities
Loss for the period	(170,858)
Items not affecting cash
Amortization and accretion	3,448
Gain on disposal of property, plant & equipment	1,137
Consulting fees settled by sale of subsidiary	27
Stock-based compensation expense	12,541
Unrealized foreign exchange	(602)
Impairment of property, plant and equipment	125
Finance and development costs expensed	2,733
Income tax provision	(221)
Fair value adjustment related to derivative instruments	72,337
(79,333)
Income tax paid	(850)
Special Warrants Liability payment	(760)
Reclamation activities undertaken during the period	(517)
Net changes in working capital balances
Other receivables	(1,419)
Deposits and prepaids	453
Accounts payable and accrued liabilities	3,129
(79,297)
Cash flows from investing activities
Expenditure on mineral properties, net	(193,568)
Acquisition of property, plant and equipment	(8,675)
Disposal of property, plant & equipment	2,258
Proceeds of merger	81
Increase in restricted cash	(105,300)
Investment in long-term receivable	(480)
(305,684)
Cash flows from financing activities
Advances from related parties	31,439
Net proceeds from issuance of common shares	282,948
Contribution relating to funding of mineral property costs	69,380
Refundable deposit received from sale of property interest	10,186
Increase in deferred financing costs	(32,265)
Loans from non-controlling interest	71,437
433,125

Cash and cash equivalents - End of period	48,144

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

19	United States generally accepted accounting principles (“GAAP”) (continued)

f)	Accounts payable and accrued liabilities

The following additional information would have been presented if these consolidated financial statements were presented in accordance with US GAAP:

	December 31,	December 31,
	2010	2009

Operating payables	2,680	652
Payables related to property, plant & equipment	1,337	-
Payables related to deferred financing costs	1,828	-
Payables related to mineral properties	9,043	3,194

	14,888	3,846

g)	Stock-based compensation

The following additional information would have been presented with regards to stock-based compensation if these consolidated financial statements were presented in accordance with US GAAP:

		Weighted
	Number of	average
	options	fair value
		$

Non-vested – December 31, 2009	3,688,750	0.44
Granted	13,815,000	0.67
Vested	(2,995,312)	0.48
Forfeited	(62,500)	0.45
Non vested – December 31, 2010	14,445,938	0.66

The intrinsic value of all outstanding stock options as at December 31, 2010 was estimated at $8,032 based on a closing share price of $1.13. The unrecognized stock based compensation (related to future services) at December 31, 2010 was estimated at $7,995 which is expected to be recognized over a weighted-average period of 0.74 years.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2010

(expressed in thousands of Canadian dollars, unless stated otherwise)

19	United States generally accepted accounting principles (“GAAP”) (continued)

h)	New accounting pronouncements under US GAAP

ASU Topic 820 “Improving Disclosures about Fair Value Measurements”

The Financial Accounting Standards Board (“FASB”) has issued Accounting Standards Update No. 2010-06 (“ASU 2010-06”), “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements”.

This ASU requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in Codification Subtopic 820-10 and now requires a reporting entity to use judgment in determining the appropriate classes of assets and liabilities and to provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. The current year adoption did not have an impact on the Company’s consolidated financial position and results of operations.

In February 2010, the FASB issued an accounting standard that amended certain recognition and disclosure requirements related to subsequent events. The accounting standard requires an entity that is an SEC filer to evaluate subsequent events through the date that the financial statements are issued and removes the requirement that an SEC filer disclose the date through which subsequent events have been evaluated. This guidance was effective upon issuance. The adoption of this standard had no effect on the Company’s condensed consolidated financial position or results of operations.

i)

As permitted by the Securities Exchange Commission, the Company will not provide reconciliations between local generally accepted accounting principles and US GAAP, following the adoption of IFRS for periods starting on January 1, 2011.

20	Subsequent events

a)	On February 1, 2011, the Company paid the current portion of the special warrant liability of US$333 to CONANP (note 7(a)).

b)

On January 18, 2011, the Company announced that it had substantially completed all conditions precedent to the senior and subordinated debt facilities allowing it to fix the interest rate of the US-Exim Senior loan to 3.02% (notes 8 and 9).